September 11, 2019

James Barry
President and Chief Executive Officer
InspireMD, Inc.
4 Menorat Hemaor Street
Tel Aviv, Israel 6744832

       Re: InspireMD, Inc.
           Registration Statement on Form S-1
           Filed August 23, 2019
           File No. 333-233432

Dear Dr. Barry:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed August 23, 2019

Fee Table, page 1

1. It appears that it is possible that investors may choose to purchase units or pre-funded units. Please revise your table to reflect the maximum amount of each class of security that you are offering and might sell in this transaction, including the total number of common shares underlying the warrants included in the units and the total number of common shares underlying the warrants in the pre-funded units.
2. Please clarify the reference to $5,750,000 in note 2, given the maximum aggregate offering price currently listed in the fee table.
Prospectus cover page, page 1
 James Barry
InspireMD, Inc.
September 11, 2019
Page 2
3. Please revise your prospectus cover page to describe clearly the total number of securities you are offering and the total number of securities you intend to sell.
4. Your disclosure on page 50 indicates that the underwriter is obligated to purchase and pay for all of the units and pre-funded units offered by this prospectus. Given this, please clarify your disclosure, such as here, stating that you are offering "up to" an unspecified number of units and pre-funded units. Explain in more detail how the structure of this offering can be characterized as a "firm commitment" given the apparent uncertainty at the time of effectiveness about the number of each type of security that the underwriter will purchase from you. Explain to us the expected mechanics of the sale and related prospectus cover page and other impacted disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Geoff Kruczek, Special Counsel, at (202) 551-3641 or Amanda Ravitz,
Assistant Director, at (202) 551-3412 with any other questions.



                                                           Sincerely,
FirstName LastNameJames Barry
                                                           Division of
Corporation Finance
Comapany NameInspireMD, Inc.
                                                           Office of
Electronics and Machinery
September 11, 2019 Page 2
cc:       Rick Werner, Esq.
FirstName LastName